SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of March 22, 2004

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands

(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F;	☑	Form 40-F	☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☑

SIGNATURES
APPOINTMENTS AT KLM ROYAL DUTCH AIRLINES
KLM 2004 SUMMER SCHEDULE: THREE NEW DESTINATIONS AND STRONG GROWTH IN ASIA
KLM PRESS STATEMENT

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines
Date: March 22, 2004	By /s/ R.A. Ruijter
Name : R.A. Ruijter
Title : Managing Director & CFO

By /s/ J.E.C. de Groot
Name : J.E.C. de Groot
Title : SVP & General Secretary

04/015

APPOINTMENTS AT KLM ROYAL DUTCH AIRLINES

     AMSTELVEEN, March 8, 2004 — Henny A. Essenberg (57), Executive Vice President — Passenger Business, will leave KLM on July 1, 2004. He will do so at his own request, after due consultation. Mr. Essenberg joined KLM Royal Dutch Airlines in 1970 and held various managerial positions within the company, including that of CEO of KLM UK Ltd.

     As KLM expects to enter a new phase of alliance formation this summer, Mr. Essenberg will transfer his commitments in this process to Mr. Hans W. de Roos (53), who is currently Senior Vice President — Network and also heads the Pricing & Revenue Management department. Mr. de Roos was appointed to this post in 2000 and has been with KLM since 1975. He previously headed the Passenger Marketing department and the KLM establishment in Germany.

     Mr. Arend R. Jong (45) will succeed Mr. de Roos as Senior Vice President — Network. Mr. de Jong is currently Corporate Controller at KLM. He joined KLM in 1985 and has held a series of controllers posts within the company.

     Mr. de Jong will be succeeded by Erik R. Swelheim (38), who is new to the company.

     All of the above appointments have been submitted to the KLM Works Council for recommendation and are therefore provisional.

For more information:
KLM Media Relations, Jan Christiaan Hellendoorn, tel. +31 20 649 45 45.
KLM photo material: http://www.presslink.nl/klm/

AMS/DR/JCH.rdn

04/018

KLM 2004 SUMMER SCHEDULE:
THREE NEW DESTINATIONS AND STRONG GROWTH IN ASIA

     AMSTELVEEN, March 17, 2004 — KLM Royal Dutch Airlines will launch services to three new destinations this summer: Kristiansand, Riga en Tbilisi.

     The expansion of aeropolitical rights will facilitate strong growth in Asia. Introduction of the Boeing 777-200ER will make it possible to deploy larger aircraft on many existing routes.

     Total passenger capacity for the summer of 2004 has been set at 46 million available seat kilometers, which is 8% more than last summer. The summer schedule begins on Sunday, March 28, and ends on Saturday, October 30, 2004.

Europe

     The new scheduled services to Kristiansand will be operated daily with Fokker 70 equipment from March 28. Riga will be served twice daily from May 31, also with Fokker 70 equipment. An additional night flight will be operated to Barcelona, raising daily frequency to six Boeing 737 roundtrips.

Asia

     Passenger capacity on routes to Asia in summer 2004 will be raised by 20% in comparison with the same period last year. This results from the expansion of aeropolitical rights and the recovery of traffic demand following the SARS crisis.

     KLM will operate daily service to Tokyo, Beijing and Shanghai this summer, deploying the new Triple-7 on flights to Tokyo and Shanghai as well. Beijing will be served solely using Boeing 747-400 equipment.

     KLM will begin operating three weekly roundtrips to the Georgian capital Tbilisi on June 15, 2004.

North America

     KLM and Northwest will raise frequency between the Amsterdam and Minneapolis/St. Paul hubs from two to three daily services. The number of weekly roundtrips to Houston, which serves as partner airline Continental’s hub, will be raised from seven to nine.

     Weekly frequency to San Francisco will be raised from six to seven.

     Weekly frequency to Vancouver will be raised from five to seven.

     Capacity will increase on KLM’s daily roundtrips to Toronto, because the MD-11 will be replaced by the Boeing 747-400 on this route.

Central & South America

     KLM will raise flight frequency to Aruba and the Netherlands Antilles during the summer schedule. During the peak season, Bonaire will be served eleven times weekly, Curaçao seven times weekly, St. Maarten two times weekly, and Aruba five times weekly.

     Some of these services will be better aligned with connecting regional services operated by BonairExel.

     Weekly frequency to Lima will be raised from five to six roundtrips.

Africa

     In cooperation with alliance partner Kenya Airways, KLM will raise capacity on its hub-to-hub service between Amsterdam and Nairobi by replacing the MD-11 with Boeing 777 equipment.

     Frequency to Cairo will be raised from five to six weekly roundtrips.

Middle East

     KLM reduced the number of flights to the Middle East in the summer of 2003, owing to the war in Iraq.

     Traffic demand has begun to recover in this region, prompting KLM to add a fifth weekly service to Teheran as well as to Dammam/Doha.

Cargo

     During the summer of 2004, capacity for KLM Cargo will grow by 11% year-on-year measured in available freight ton kilometers. At KLM Cargo as well, a significant share of this growth will be achieved on routes to Asia.

     This growth also results from deployment of a third Boeing 747-400 ER Freighter and introduction of the Boeing 777, which will serve to further boost reliable cargo operations.

     Deployment of the third freighter has enabled KLM Cargo to increase frequencies to Hong Kong, Osaka, and Singapore/Malaysia. Starting March 28, 2004, KLM Cargo will increase frequency to Shanghai — in cooperation with China Southern Cargo — from four to six flights weekly.

For further information:
KLM Media Relations, Bart Koster, tel. +31 20 649 45 45.
KLM Photo material: http://presslink.nl/klm/

AMS/DR/BK.rdn

04/016

KLM PRESS STATEMENT

     AMSTELVEEN, March 11, 2004 — Koninklijke Luchtvaart Maatschappij nv (KLM) announces that it has furnished yesterday its interim results for the first nine months of fiscal year 2003/04 (April — December 2003) on Form 6-K to the U.S. Securities and Exchange Commission (the SEC). These figures will be incorporated by reference by Air France into a registration statement under the U.S. Securities Act of 1933 on Form F-4.

     A copy of the interim results furnished to the SEC today may be obtained from KLM’s investor relations website (http://investorrelations.klm.com) under the heading ‘SEC filings’.

     For more information, contact Investor Relations at +31 20 649 3099, or Media Relations at +31 20 649 4545

AMS/IR/BvK